SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 2, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations 55 (61) 415-1140 ri@brasiltelecom.com.br

Media Relations 1 (212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9
Brazilian Securities and Exchange Commission (CVM) 01768-0

Minutes of the Meeting of the Board of Directors,

Held on August 28th, 2003

Date, time and place:

On August 28th (twenty-eight) 2003, at 11:00 a.m., at Av. Presidente Wilson nº 231, 28º andar (parte), City of Rio de Janeiro, Rio de Janeiro state.

Call Notice:

Letter dated on August 18th, 2003, signed by the Chairman, Dr. Luis Octavio da Motta Veiga (doc. I).

Attendance:

The following title members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) attended: Luis Octavio da Motta Veiga, Verônica Valente Dantas, Arthur Joaquim de Carvalho, Carlos Alberto de Araújo and Lênin Florentino de Faria. Mrs. Daniela Maluf Pfeifer, alternate member of the Board of Directors of BTP in attendance.

Chair:

At the opening of the meeting, Mr. Luis Octavio da Motta Veiga assumed as Chairman and invited Mr. Gabriel Filipe Corrêa de Andrade to act as secretary of the meeting.

Order of the Day:

(i)

Renewal of the mandates of Mr. Paulo Pedrao Rio Branco and Mr. Carlos Geraldo Campos Magalhaes, the first as Chief Financial Officer, combined with the position of Investor Relations Officer and the second as Human Resources Officer;

(ii)	Election of Mr. Humberto Jose Rocha Braz to fill the vacant position of Chief Executive Officer of BTP;

(iii)	Election of Mr. Francisco Aurelio Sampaio Santiago to fill the vacant position of Technical Officer of BTP.

Initially, the Chairman recorded the receipt of the Vote Instruction for the members of the Board appointed by Invitel, including for the purposes of paragraphs 8 and 9 of article 118 of Law no. 6.404/76, and a copy of the above mentioned is filed at the headquarters of BTP (doc. II).

Deliberations:

1.   The Chairman reported to the attendees that the mandates of Chief Financial Officer and of Human Resources Officer of BTP end on December 14th, 2002 and on February 24th, 2002, respectively. In turn, the Chairman addressed the renewal of the mandates of the current directors, Mr. Paulo Pedrão Rio Branco and Mr. Carlos Geraldo Campos Magalhães, respectively Chief Financial Officer and Investor Relations Director, and Human Resources Director of BTP, after having been approved by unanimous vote by the members of the Board of Directors in attendance for the renewal of the mandates of the referent directors, beginning on the current date and ending on August 28th, 2006, in accordance with the bylaws of BTP.

2.   Next, the Chairman addressed the second item set forth in the order of the day of the meeting, referent to the election of a new Chief Executive Officer for BTP, by presenting to the members of the Board of Directors in attendance the appointment made by Opportunity Zain S.A. referent to the election of Mr. Humberto José Rocha Braz to the above mentioned position.

The members of the Board of Directors in attendance, in response to the request made by Board Members Carlos Alberto de Araújo and Lênin Florentino de Faria, suspended the decision regarding the second item of the order of the day until 4:00 p.m. on August 29, 2003, when the above mentioned matter shall be readdressed.

In conclusion, the Chairman addressed the last item set forth in the order of the day of the meeting, referent to the election of the new Technical Director of BTP, by presenting to the members of the Board in attendance the appointment made by Opportunity Zain S.A. of Mr. Francisco Aurélio Sampaio Santiago to fill the above mentioned position. Furthermore, the Chairman pointed out that Mr. Francisco Aurélio Sampaio Santiago is currently the Network Director of the controlled company, Brasil Telecom S.A., and, in accordance with the normal procedures used by the Company, shall not receive any additional remuneration in light of the new position. The matter was addressed and approved by unanimous vote by the members of the Board of Directors in attendance and Mr. Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, residing and domiciled no SHIS QI 29, Conjunto 4, casa 22, Brasília – DF, holder of RG Individual Registry No. 244.543 SSP/SE and registered under CPF/MF Individual Taxpayers’ Registry no. 145.053.631-04, was elected to the position of Technical Director of BTP, with a mandate which extends to August 28, 2006 in accordance with the bylaws of BTP.

The above-qualified Directors shall have a mandate, which extends for 3 (three) years, in conformity with the bylaws of the Company, and declare, in the form of law, to be fully able to exercise the corporate activities.

For the purpose of the provisions of article 4 of Brazilian Securities and Exchange Commission Instruction (CVM) no. 367, of May 29, 2002, the Chairman recorded having received the statement and the résumé of Mr. Francisco Aurélio Sampaio Santiago, herein elected to comprise the Board of BTP (docs. III and IV).

Adjournment:

With nothing more to address, the meeting was adjourned and the foregoing minutes, which were read and approved by the Board Members, were drawn up.

The decision regarding the second item set forth in the order of the day to be readdressed by 4:00 p.m. on August 29th, 2003, at the same place where this meeting was held, was recorded.

I hereby certify that the foregoing is a true copy of the original document drawn up in the relevant book.

Rio de Janeiro, August 28th, 2003.

Luis Octávio da Motta Veiga	Gabriel Filipe Corrêa de Andrade

Chairman	Secretary of the Meeting

Minutes of the Continuation of the

Board of Director's Meeting of August 28th, 2003

held on August 29th, 2003

Date, time and place:

On August 29th (twenty-nine), 2003, at 4:00 p.m., at Av. Presidente Wilson n°231, 28°andar (parte), City of Rio de Janeiro, Rio de Janeiro state, the matters of the meeting started on August 28th (twenty-eight), 2003 was readdressed at 11:00 a.m., as had been decided upon by the members of the Board of Directors (doc. I).

Attendance:

The following title members of the Board of Directors of Brasil Telecom Participacoes S.A. ("BTP") attended: Luis Octavio da Motta Veiga, Veronica Valente Dantas and Arthur Joaquim de Carvalho. Mrs. Daniela Maluf Pfeifer, alternate member of the Board of Directors of BTP in attendance. The following Board Members were absent: Carlos Alberto de Araujo and Lenin Florentino de Faria, the latter submitted, by fax, a document titled "Vote Manifestation", which, however, was not considered as there is no statutory provision for a written vote.

Chair:

At the reopening of the meeting, Mr. Luis Octavio da Motta Veiga assumed the role of Chairman and invited Mr. Gabriel Filipe Corrêa de Andrade to be the secretary of the meeting.

Order of the Day:

(i)

Renewal of the mandates of Mr. Paulo Pedrao Rio Branco and Mr. Carlos Geraldo Campos Magalhaes, the first as Chief Financial Officer, combined with the job of Director of Investor Relations and the second as Human Resources Director;

(ii)	Election of Mr. Humberto Jose Rocha Braz to fill the vacant position of Chief Executive Officer of BTP;

(iii)	Election of Mr. Francisco Aurelio Sampaio Santiago to fill the vacant position of Technical Director of BTP;

Items (i) and (iii) were decided upon on August 28, 2003, leaving only the election of Mr. Humberto José Rocha Braz to fill the vacant position of Chief Executive Officer, to be decided upon.

Records:

Prior to examining the Order of the Day, the Chairman recorded the following:

– He reminded that the decision process of the Board Meeting held on August 28th was suspended upon the request of Board Members Carlos Alberto de Araújo and Lênin Florentino de Faria, who, without offering a justification, did not attend the meeting on this date to deal with a matter of utmost relevance to BTP.

– He recorded having received a letter on August 29th, 2003, from the Social Security Fund of the Employees of Banco do Brasil (“Previ”), through which the above mentioned foundation plans to impugn the appointment of Mr. Humberto José Rocha Braz to the position of Chief Executive Officer of BTP (doc. II).

– He also recorded having received a letter on August 29th, 2003, from Opportunity Zain S.A. (“Opportunity Zain”), in response to the letter from the above mentioned Previ, which explained that the impugnation of the appointment of Mr. Humberto José Rocha Braz (doc. III), in the form and for the purpose of the Shareholders’ Agreement of Invitel S.A. (“Invitel”), notably its Fourth Clause, was not verified.

– He recorded having received a fax from Mr. Lênin Florentino de Faria, titled “Vote Manifestation”, through which he plans to vote contrarily to the election of Mr. Humberto José Rocha Braz to the position of Chief Executive Officer of BTP (doc. IV). The Chairman recorded that the corporate bylaws of BTP do not contemplate the possibility of a Board Member voting through a written vote, reason by which the above mentioned fax shall not be considered as a vote manifestation.

– Lastly, recorded the receipt on the date of the letter of Opportunity Zain, ratifying the terms of the vote instruction submitted to the members of the Board of Directors, on August 28th, 2003, in order to approve the election of Mr. Humberto José Rocha Braz as Chief Executive Officer of BTP (doc. V), including for the purpose of paragraphs 8 and 9 of article 118 of Law no. 6.404/76.

Deliberations:

The Chairman, after waiting for the arrival of Board Members Carlos Alberto de Araújo and Lênin Florentino de Faria, which did not occur, addressed the election of the new Chief Executive Officer of BTP, which approved by unanimous vote of the members in attendance, the election of Mr. Humberto José Rocha Braz, Brazilian, married, BA in Social Communication, residing and domiciled at Av. Prefeito Mendes de Moraes, 1400 – Bloco 1 – Apto. 502 – São Conrado – Rio de Janeiro – RJ – CEP: 22610.095, holder of RG Individual Registry No. M 2717421 and registered under CPF/MF Individual Taxpayers’ Registry no. 539.840.216-15, to the position of Chief Executive Officer of BTP.

The Board Members requested it be recorded that they understand that Mr. Humberto José Rocha Braz possesses all the requirements and qualifications needed to fill the position of Chief Executive Officer of BTP, besides being perfectly familiar with the structure of the company since he has for more than one year carried out his duties as Director of Institutional Relations of BTP.

Mr. Humberto José Rocha Braz shall have a mandate which extends for 03 (three) years, in conformity with the Corporate Bylaw of the Company, and declares, in the form of law, to be fully able to exercise the corporate activities.

For the purpose of the provisions of article 4 of Brazilian Securities and Exchange Commission Instruction (CVM) no. 367, of May 29th, 2002, the Chairman recorded having received the statement and the résumé of Mr. Humberto José Rocha Braz, herein elected to fill the position of Chief Executive Officer of BTP (docs. VI and VII).

Adjournment:

With nothing more to address, the meeting was adjourned and the foregoing minutes, which were read and approved by the Board Members, were drawn up.

I hereby certify that the foregoing is a true copy of the original document drawn up in the relevant book.

Rio de Janeiro, August 29th, 2003.

Luis Octávio da Motta Veiga	Gabriel Filipe Corrêa de Andrade

Chairman	Secretary of the Meeting

Investor Relations 55 (61) 415-1140 ri@brasiltelecom.com.br

Media Relations 55 (61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom

Clarification

In regard to article published by Jornal do Brasil — issue of August 24th, 2003 — Brasil Telecom publicly clarifies:

  The aforementioned article brings untrue insinuations that it would be intended to move Telecom Italia away from Brasil Telecom’s block of control.

  It also suggests that the pension funds, Brasil Telecom’s indirect shareholders, will try to prevent the proposed changes in the bylaws.

  The pension funds have recently attached a copy of the technical note approved in Minutes 1916 of Previ’s Senior management meeting held on July 6th, 2000 to the records of a lawsuit that Brasil Telecom is filing for damages caused by the pension funds, together with Telecom Italia’s former management. The technical note brought, among others, the following guidance:

e) Hiring a public relations agency specialized in guiding the media in litigations. Costs will be proportionally shared between TIW and Foundations.

4.4.

  Of the above agreed, it will result that ANDRADE & FICHTNER will represent equally the interests of Foundations and TIW, watching over for all these interests, submitting, previously, to all, the legal strategy to be used, as well as presenting, previously, the main procedural parts, in way that all can take knowledge and manifest on the alleged facts and the deduced legal allegations.

4.5.

  In case that it is granted measures of preliminary nature or of anticipated jurisdictional guardianship, the Foundations and TIW will exert its right to vote in TELPART, in the form adopted in TELPART’ SHAREHOLDERS AGREEMENT.

  The referred note evidences the practice of using the media as a support instrument in litigations. News of this kind, in the past, were used to confuse the Legal Courts in their difficult mission to judge requests for injunctions, also purposely submitted at the last minute, sometimes late at night. Extracts of these news have often been used as evidence.

  The objective of the proposal to change the companies’ bylaws is to include provisions that reproduce regulation rules for public telephony services. The telecommunications industry laws, as regulated by Anatel, do not allow that a same group simultaneously takes part in the control of two competitive operations—which is also forbidden by CADE and good business ethics.

  The changes proposed also seek to reconcile the return of Telecom Italia to the block of control with the right of Brasil Telecom to enter the mobile market. In the absence of an adaptation to the corporate structure, Telecom Italia’s return to Brasil Telecom’s block of control would create a corporate structure that is forbidden by the laws in effect. Moreover, if Brasil Telecom is prevented to provide mobile services, it will limit the scope of development of its businesses, which would benefit Telecom Italia only, its competitor in these services, at the expense of all its other shareholders, including the investors, which holds more than 80% of Brasil Telecom Participações’ capital stock.

  It’s important to remember that Telecom Italia has a stake of 55% in TIM, a mobile company which competes against Brasil Telecom. Even when it returns to Brasil Telecom’s block of control, it will have an indirect stake in it of only 5%.

  Finally, we should consider that the fact above comprise three moral and legal issues of public interest:

  The first is whether pension funds should support corporate conspiracies that conflict with their own interests and lead to incompliance with the Law.

  The second is whether pension funds resources should be used to “guide” the media.

  The third regards the definition of the criteria so that news that are published—or planted—by the press can be admitted as evidence-finding procedures in court.

We reassure our confidence in the Law, Justice and Freedom of Press, and are certain that guidance from third parties will not longer mislead the serious bodies of our country’s press.

Brasília, August 27th, 2003

Brasil Telecom

Relações com Investidores (61) 415-1140 ri@brasiltelecom.com.br

Relações com a Mídia (61) 415-1378 cesarb@brasiltelecom.com.br

Brasil Telecom Elects Senior Management

Brasília, Brazil, August 29, 2003 – BRASIL TELECOM S.A. (BOV: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOV: BRTP3/BRTP4; NYSE: BRP) inform that their respective Boards of Directors elected the group’s executive management in meetings held on August 28 and 29, 2003.

At BRASIL TELECOM S.A.’s level (“BT”), Mrs. Carla Cico – Chief Executive Officer and Investor Relations Officer – had her mandate renewed. In addition, Mr. Paulo Pedrão Rio Branco, Mr. Carlos Geraldo Campos Magalhães and Mr. Francisco Aurélio Sampaio Santiago had their mandates renewed for the following positions: Financial Executive Officer, Human Resources Executive Officer and Network Executive Officer, respectively.

At BRASIL TELECOM PARTICIPAÇÕES S.A.’s level (“BTP”), Mr. Humberto José Rocha Braz, an executive with more than 20 years of experience and BTP’s Institutional Relations Officer for two years, was elected Chief Executive Officer of BTP.

Mr. Francisco Aurélio Sampaio Santiago, who is BT’s Network Executive Officer, was elected BTP’s Technical Executive Officer. Mr. Paulo Pedrão Rio Branco – Financial Executive Officer and Investor Relations Officer – and Mr. Carlos Geraldo Campos Magalhães – Human Resources Executive Officer – had their mandates renewed.

Brasil Telecom Group operation remains under Mrs. Carla Cico’s command, Chief Executive Officer and Investor Relations Officer of BT.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer